

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Brian Moon
Chief Financial Officer
GL Brands, Inc.
3939 Beltline Road, Suite 350
Addison, Texas 75001

      Re: GL Brands, Inc.
          Form 10-K for Fiscal Year Ended June 30, 2019
          Filed November 14, 2019
          File No. 000-55687
          Response Dated March 6, 2020

Dear Mr. Moon:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences